Exhibit 99.1
EMIRATES SIMULATION
ACADEMY L.L.C.

Reports and financial
statements for the year
ended 31 December 2009

EMIRATES SIMULATION ACADEMY L.L.C.

Reports and financial statements
for the year ended 31 December 2009

Pages

Directors’ report	1

Independent auditor’s report	2 - 3

Statement of financial position	4

Statement of comprehensive income	5

Statement of changes in equity	6

Statement of cash flows	7

Notes to the financial statements	8 - 24

EMIRATES SIMULATION ACADEMY L.L.C.

Directors’ report
for the year ended 31 December 2009

The Directors present their report together with the audited financial statements of Emirates Simulation Academy (the “Company”) for the year ended 31 December 2009.

Principal activity

The principal activity of the Company is to operate a simulation-based training center for industrial facilities in the UAE and Gulf Cooperation Council.

Results

The Company reports a loss for the year of AED 30,020,239 compared to a loss of AED 7,831,560 for the previous year.

Directors

The Directors of the Company throughout the year were:

Mr. Mahmood Ebraheem Al Mahmood – Chairman
Mr. Khalid Al Marri – Alternate Chairman
Dr. Tayeb Amanallah Mohammed Kamali – Vice Chairman
Mr. Sultan Karmostaji – Alternate Vice Chairman
Mr. Jerome Feldman – Member
Mr. John L. Habib – Alternate Member

Release

The Directors release from liability the management and the external auditor in connection with their duties for the year ended 31 December 2009.

External auditor

The Directors propose the re-appointment of Deloitte & Touche as the external auditor for the year ending 31 December 2010.

for The Board of Directors

/s/ Khalid Al Marri
Chairman Alternate

19 May 2010
Abu Dhabi, UAE

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Emirates Simulation Academy L.L.C.
Abu Dhabi, UAE

Report on the financial statements

We have audited the accompanying financial statements of Emirates Simulation Academy L.L.C. (the “Company”), which comprise the statement of financial position as at 31 December 2009, and the statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

INDEPENDENT AUDITOR’S REPORT (Continued)

Report on other legal and regulatory requirements

Also, in our opinion, proper books of account are maintained by the Company, and the financial information included in the Directors’ report is in agreement with the accounting records of the Company. We have obtained all the information and explanations which we considered necessary for the purpose of our audit. According to the information available to us, there were no contraventions of the UAE Federal Commercial Companies Law No. (8) of 1984 (as amended) or the Articles of Association of the Company which might have a material effect on the financial position of the Company or on the results of its operations for the year.

Emphasis of a matter

Without qualifying our opinion, and as stated in Note 3 to the financial statements, we draw attention to the fact that as at 31 December 2009, the Company incurred accumulated losses amounting to AED 39,824,216 and the Company’s current liabilities exceeded its current assets by AED 14,037,863. The financial statements have been prepared on a going concern basis and the validity of this depends on the Company’s Shareholders continuing their financial support to ensure that the Company meets its obligations as and when they fall due. Additionally, as required by the UAE Federal Commercial Companies Law No. (8) of 1984, (as amended), the Shareholders are required to consider an appropriate resolution concerning the accumulated losses of the Company.

/s/ Deloitte & Touche
19 May 2010

EMIRATES SIMULATION ACADEMY L.L.C.

Statement of financial position
at 31 December 2009

		2009	2008
	Notes	AED	AED
ASSETS

Non-current assets
Intangible assets	5	9,354	13,779
Property, plant and equipment	6	37,580,294	57,414,287

Total non-current assets		37,589,648	57,428,066

Current assets
Trade and other receivables	7	153,000	52,330
Prepayments		699,460	696,504
Cash and bank balances		1,324,316	1,150,670

Total current assets		2,176,776	1,899,504

Total assets		39,766,424	59,327,570

EQUITY AND LIABILITIES

Equity
Share capital	8	1,000,000	1,000,000
Accumulated losses		(39,824,216)	(9,803,977)

Net deficit		(38,824,216)	(8,803,977)

Non-current liabilities
Provision for end of service benefit	9	244,607	122,268
Bank borrowings	10	25,289,412	29,706,887
Advances from shareholders	11	36,841,982	-

Total non-current liabilities		62,376,001	29,829,155

Current liabilities
Trade and other payables		329,917	557,085
Due to related parties	11	4,802,393	33,222,460
Bank borrowings	10	11,082,329	4,522,847

Total current liabilities		16,214,639	38,302,392

Total liabilities		78,590,640	68,131,547

Total equity and liabilities		39,766,424	59,327,570

/s/ Khalid Al Marri	/s/ Snehan Olikara
Chairman Alternate	Business Finance Director

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Statement of comprehensive income
For the year ended 31 December 2009

		2009	2008
	Notes	AED	AED

Revenue		209,300	-
Cost of service		(2,774,212)	-

Loss from operations		(2,564,912)	-
Depreciation of property, plant and equipment	6	(14,854,375)	(160,994)
Impairment loss on property, plant and equipment	6	(6,992,146)	-
Administrative expenses		(2,534,227)	(5,011,017)
Marketing expenses		(258,537)	(967,774)
Finance costs		(2,816,042)	(1,691,775)

Loss for the year	12	(30,020,239)	(7,831,560)

Other comprehensive income		-	-

Total comprehensive loss for the year		(30,020,239)	(7,831,560)

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Statement of changes in equity
for the year ended 31 December 2009

	Share capital	Accumulated losses	Net deficit
	AED	AED	AED

Balance at 1 January 2008	1,000,000	(1,972,417)	(972,417)

Total comprehensive loss for the year	-	(7,831,560)	(7,831,560)

Balance at 1 January 2009	1,000,000	(9,803,977)	(8,803,977)

Total comprehensive loss for the year	-	(30,020,239)	(30,020,239)

Balance at 31 December 2009	1,000,000	(39,824,216)	(38,824,216)

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Statement of cash flows
for the year ended 31 December 2009

	2009	2008
	AED	AED

Operating activities
Loss for the year	(30,020,239)	(7,831,560)
Adjustments for:
Amortisation of intangible assets	4,425	3,921
Depreciation of property, plant and equipment	14,854,375	160,994
Impairment loss on property, plant and equipment	6,992,146	-
Finance costs	2,816,042	1,691,775
Provision for end of service benefit	123,604	115,747

Operating cash flows before movements in working capital	(5,229,647)	(5,859,123)
(Increase)/decrease in trade and other receivables	(100,670)	17,495
Increase in prepayments	(2,956)	(19,620)
(Decrease)/increase in trade and other payables	(227,168)	412,249

Cash used in operations	(5,560,441)	(5,448,999)

End of service benefit paid	(1,265)	-

Net cash used in operating activities	(5,561,706)	(5,448,999)

Investing activities
Purchase of intangible assets	-	(17,700)
Purchase of property, plant and equipment	(2,012,528)	(14,098,750)

Net cash used in investing activities	(2,012,528)	(14,116,450)

Financing activities
Bank borrowings obtained	-	8,855,291
Bank borrowings paid	(110,823)	(2,022,552)
Advances from shareholders and related parties, net	8,421,915	14,106,888
Finance costs paid	(563,212)	(1,133,788)

Net cash from financing activities	7,747,880	19,805,839

Net increase in cash and cash equivalents	173,646	240,390

Cash and cash equivalents at the beginning of the year	1,150,670	910,280

Cash and cash equivalents at the end of the year	1,324,316	1,150,670

The accompanying notes form an integral part of these financial statements.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009

1           General

Emirates Simulation Academy L.L.C. (the “Company”) is registered in the Emirate of Abu Dhabi, United Arab Emirates (UAE) as a limited liability company in accordance with the provisions of the UAE Federal Commercial Companies Law No. (8) of 1984 (as amended).

The principal activity of the Company is to construct a simulation-based training center for industrial facilities in the UAE and Gulf Cooperation Council and to operate, manage and develop the training center.

The registered office of the Company is P.O. Box 63763, Abu Dhabi, UAE.

2           Adoption of new and revised International Financial Reporting Standards (IFRSs)

2.1         Standards affecting presentation and disclosure

The following revised Standard has been adopted in the current period in these financial statements.  Details of other Standards and Interpretations adopted but that have had no effect on the financial statements are set out in section 2.2.

• IAS 1 (as revised in 2007) Presentation of Financial Statements	IAS 1 (2007) has introduced terminology changes (including revised titles for the financial statements) and changes in the format and content of the financial statements.

2.2	Standards and Interpretations adopted with no effect on the financial statements (continued)

The following new and revised Standards and Interpretations have also been adopted in these financial statements. Their adoption has not had any significant impact on the amounts reported in these financial statements but may affect the accounting for future transactions or arrangements.

• IFRS 1 (revised) First time Adoption of IFRS and IAS 27 (revised) Consolidated and Separate Financial Statements
The amendments deal with the measurement of the cost of investments in subsidiaries, jointly controlled entities and associates when adopting IFRSs for the first time and with the recognition of dividend income from subsidiaries in a parent’s separate financial statements.

• Improving disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures)
The amendments to IFRS 7 expand the disclosures required in respect of fair value measurements and liquidity risk. The Company has elected not to provide comparative information for these expanded disclosures in the current year in accordance with the transitional reliefs offered in these amendments.

• IFRS 8 Operating Segments
IFRS 8 is a disclosure Standard that requires re-designation of the Company’s reportable segments based on the segments used by the Chief Operating Decision Maker to allocate resources and assess performance.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

2	Adoption of new and revised International Financial Reporting Standards (IFRSs) (continued)

2.2	Standards and Interpretations adopted with no effect on the financial statements (continued)

• Amendments to IFRS 2 Share-based Payment - Vesting Conditions and Cancellations	The amendments clarify the definition of vesting conditions for the purposes of IFRS 2, introduce the concept of ‘non-vesting’ conditions, and clarify the accounting treatment for cancellations.
• IAS 23 (as revised in 2007) Borrowing Costs
The principal change to the Standard was to eliminate the option to expense all borrowing costs when incurred. This change has had no impact on these financial statements because as per transitional provision, it is not required to capitalise borrowing costs relating to qualifying assets for which the commencement date of capitalisation is before the effective date of the standard.

• Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
The revisions to IAS 32 amend the criteria for debt/equity classification by permitting certain puttable financial instruments and instruments (or components of instruments) that impose on an entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation, to be classified as equity, subject to specified criteria being met.

• IFRIC 13 Customer Loyalty Programmes	The Interpretation provides guidance on how entities should account for customer loyalty programmes by allocating revenue on sale to possible future award attached to the sale.
• IFRIC 15 Agreements for the Construction of Real Estate
The Interpretation addresses how entities should determine whether an agreement for the construction of real estate is within the scope of IAS 11 Construction Contracts or IAS 18 Revenue and when revenue from the construction of real estate should be recognised.

• IFRIC 16 Hedges of a Net Investment in a Foreign Operation	The Interpretation provides guidance on the detailed requirements for net investment hedging for certain hedge accounting designations.
• IFRIC 18 Transfers of Assets from Customers (adopted in advance of effective date of transfers of assets from customers received on or after 1 July 2009)
The Interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value on the date of the transfer, with the credit recognised as revenue in accordance with IAS 18 Revenue.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

2	Adoption of new and revised International Financial Reporting Standards (IFRSs) (continued)

2.2	Standards and Interpretations adopted with no effect on the financial statements (continued)

• IAS 39 (revised) Financial Instruments: Recognition and Measurement and IFRIC 9 Embedded Derivatives
The  amendments  clarify  the  accounting  for  embedded derivatives in the case of a reclassification of a financial asset out of the  “fair value through profit or loss” category as permitted  by  the  October 2008  amendments  to  IAS 39 Financial Instruments: Recognition and Measurement.

• Improvements to IFRSs (2008)
Amendments to IFRS 5, IAS 1, IAS 16, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 31, IAS 36, IAS 38, IAS 39, IAS 40 and IAS 41 resulting from the May and October 2008 Annual Improvements to IFRSs majority of which are effective for annual periods beginning on or after 1 January 2009.

2.3         Standards and Interpretations in issue not yet effective

At the date of authorisation of these financial statements, the following new and revised Standards and Interpretations were in issue but not yet effective:
New Standards and amendments to Standards:	Effective for annual periods beginning on or after
--------------------------------------------

• IFRS 1 (revised) First time Adoption of IFRS – Amendment on additional exemptions for First-time Adopters	1 July 2009 and 1 January 2010
• IFRS 3 (revised) Business Combinations – Comprehensive revision on applying the acquisition method and consequential amendments to IAS 27 (revised) Consolidated and Separate Financial Statements, IAS 28 (revised) Investments in Associates and IAS 31 (revised) Interests in Joint Ventures

1 July 2009
• IAS 39 (revised) Financial Instruments: Recognition and Measurement – Amendments relating to Eligible Hedged Items (such as hedging inflation risk and hedging with options)	1 July 2009
• IFRS 2 (revised) Share-based payment – Amendment relating to Group cash-settled Share-based payments	1 January 2010
• IAS 32 (revised) Financial Instruments: Presentation – Amendments relating to classification of Rights Issue	1 February 2010
• IAS 24 Related Party Disclosures – Amendment on disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a Government	1 January 2011
• IFRS 9 Financial Instruments: Classification and Measurement (intended as complete replacement for IAS 39 and IFRS 7)	1 January 2013
• Amendments to IFRS 2, IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 18, IAS 36, IAS 38 and IAS 39 resulting from April 2009 Annual Improvements to IFRSs.	Majority effective for annual periods beginning on or after 1 January 2010

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

2	Adoption of new and revised International Financial Reporting Standards (IFRSs) (continued)

2.3         Standards and Interpretations in issue not yet effective (continued)

New Interpretations and amendments to Interpretations:	Effective for annual periods beginning on or after

• IFRIC 17: Distributions of Non-cash Assets to Owners	1 July 2009
• IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments	1 July 2010
• Amendment to IFRIC 14: IAS 19: The limit on a defined Benefit Asset, Minimum Funding Requirement and their interaction	1 January 2011
• Amendment to IFRIC 16: Hedges of a Net Investment in a Foreign Operation	1 July 2009
• Withdrawal of IFRIC 11 IFRS 2: Group and Treasury Share Transactions	Withdrawn as of 1 January 2010

Management has not yet had an opportunity to consider the potential of the adoption of these amendments on the financial statements of the Company.

3           Summary of significant accounting policies

3.1         Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards.

3.2         Basic of preparation

As at 31 December 2009, the Company incurred accumulated losses amounting to AED 39,824,216 and the Company’s current liabilities exceeded its current assets by AED 14,037,863.  The financial statements have been prepared on a going concern basis on the assumption that the Company will continue in operational existence for the foreseeable future. The validity of this assumption is dependent upon the shareholders continuing their financial support to ensure that the Company meets its obligations as and when they fall due.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

3.3         Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (if any).  The cost of property and equipment is their purchase cost together with any incidental expenses of acquisition.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

3           Summary of significant accounting policies (continued)

3.3        Property, plant and equipment (continued)

Depreciation is charged so as to write off the cost of property, plant and equipment over their estimated useful lives using the straight-line method on the following basis:

Building improvements	20%
Furniture and fixtures	20%
Office equipment	25%
Motor vehicles	20%
Simulation equipment	25%

The estimated useful lives, residual values and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

3.4        Capital work in progress

Capital work in progress is stated at cost. When commissioned, capital work in progress is transferred to the appropriate property and equipment category and is depreciated in accordance with the Company’s policies.

3.5         Intangible assets

Intangible assets acquired separately are reported at cost less accumulated amortisation and accumulated impairment losses, if any.  Amortisation is charged on a straight line basis over their estimated useful lives.  The estimated useful lives are reviewed at the end of each annual reporting period, with effect of any changes in estimate being accounted for on a prospective basis. Intangible assets mainly include computer software with estimated useful life of 4 years.

3.6         Impairment

At the end of the reporting period, the Company reviews the carrying amounts of its assets whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest Company of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

3           Summary of significant accounting policies (continued)

3.6        Impairment (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.7        Foreign currencies

For the purpose of these financial statements UAE Dirham (AED) is the functional and the presentation currency of the Company.

Transactions in currencies other than AED (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they arise.

3.8        Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

3           Summary of significant accounting policies (continued)
3.9        Provision for end of service benefit

Provision is made for the full amount of end of service benefits due to non-UAE national employees in accordance with UAE Labour Law, for their period of service up to the end of the reporting period.  The accrual relating to annual leave and leave passage is disclosed as a current liability, while that relating to end of service benefits is disclosed as a non-current liability.

3.10      Revenue recognition

Revenue represents fees charged to customers for training courses rendered during the year and is recognised over the period of the training courses on a time proportion basis.

3.11      Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

3.12      Financial assets

The Company has the following financial assets:  cash and bank balances and trade and other receivables. These financial assets are classified as ‘loans and receivables’. The classification depends on the nature and purpose of the financial asset and is determined at the time of initial recognition.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits held at call with banks with original maturities of three months or less.

Trade and other receivables

Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost, less any impairment.  Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

3           Summary of significant accounting policies (continued)

3.12      Financial assets (continued)

Derecognition of financial assets

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.  If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognise the financial asset.

3.13      Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received.

Financial liabilities

Trade and other payables, due to related parties and bank borrowings are classified as ‘other financial liabilities’ and are initially measured at fair value, net of transaction costs, and are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis, except for short term liabilities when the recognition of interest is immaterial.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

4	Critical accounting judgments and key sources of estimation uncertainty

In the process of applying the Company’s accounting policies, which are described in Note 3, management has made the following judgments that have the most significant effect on the amounts recognised in the financial statements (apart from those involving estimations, which are dealt with below).

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Useful lives and residual values of property, plant and equipment

Management reviews the residual values and estimated useful lives of property, plant and equipment at the end of each annual reporting period in accordance with IAS 16 Property, Plant and Equipment.  Management determined that current year expectations do not differ from previous estimates based on its review.

Impairment of property, plant and equipment

Property, plant and equipment is assessed for impairment based on assessment of cash flows on individual cash-generating units when there is indication that those assets have suffered an impairment loss. Cash flows are determined with reference to recent market conditions, prices existing at the end of the reporting period, contractual agreements and estimations over the useful lives of the assets and discounted using a range of discounting rates that reflects current market assessments of the time value of money and the risks specific to the asset. The net present values are compared to the carrying amounts to assess any probable impairment.

5	Intangible assets
	2009	2008
	AED	AED
Cost
At 1 January	17,700	-
Additions	-	17,700

At 31 December	17,700	17,700

Accumulated amortisation
At 1 January	3,921	-
Charge for the year	4,425	3,921

At 31 December	8,346	3,921

Carrying amount
At 31 December	9,354	13,779

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

6           Property, plant and equipment
	Building improvements	Furniture and fixtures	Office equipment	Motor vehicles	Simulation equipment	Capital work in progress	Total
	AED	AED	AED	AED	AED	AED	AED
Cost
1 January 2008	-	116,836	8,538	-	-	43,352,407	43,477,781
Additions	312,428	354,516	242,053	74,000	-	13,115,753	14,098,750

1 January 2009	312,428	471,352	250,591	74,000	-	56,468,160	57,576,531
Additions	-	-	-	-		2,012,528	2,012,528
Transfer	-	-	-	-	58,480,688	(58,480,688)	-

At 31 December 2009	312,428	471,352	250,591	74,000	58,480,688	-	59,589,059

Accumulated depreciation
1 January 2008	-	954	296	-	-	-	1,250
Charge for the year	51,155	67,213	36,459	6,167			160,994

1 January 2009	51,155	68,167	36,755	6,167	-	-	162,244
Charge for the year	62,486	94,270	62,647	14,800	14,620,172	-	14,854,375
Impairment loss	-	-	-	-	6,992,146		6,992,146

At 31 December 2009	113,641	162,437	99,402	20,967	21,612,318	-	22,008,765

Carrying amount
At 31 December 2009	198,787	308,915	151,189	53,033	36,868,370	-	37,580,294

At 31 December 2008	261,273	403,185	213,836	67,833	-	56,468,160	57,414,287

Capital work in progress represents cost incurred on the construction and installation of simulation equipment used in the training activities. The simulation equipment was capitalised in January 2009.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

7           Trade and other receivables
	2009	2008
	AED	AED

Trade receivables	108,000	-
Other receivables	45,000	52,330

	153,000	52,330

The credit period for trade receivables is 30 days. At 31 December 2009, all of the outstanding trade receivables are due from Total Tractebel Emirates O&M Company, the Company’s sole customer, and are not more than 30 days.

8           Share capital

The share capital of the Company is AED 1,000,000 divided into 1,000 shares of AED 1,000 each.

		2009 and 2008
	Place of registration	%	Number of shares	AED

Al Qudra Holding P.J.S.C.	UAE	60	600	600,000
Center of Excellence for Applied Research and Training	UAE	30	300	300,000
GSE Power Systems, Inc.	USA	10	100	100,000

		100	1,000	1,000,000

9           Provision for end of service benefit
	2009	2008
	AED	AED

At 1 January	122,268	6,521
Charge for the year	123,604	115,747
Paid during the year	(1,265)	-

At 31 December	244,607	122,268

10          Bank borrowings
	2009	2008
	AED	AED

Term loan	36,371,741	34,229,734
Less: non-current portion of term loan	(25,289,412)	(29,706,887)

Current portion of term loan	11,082,329	4,522,847

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

10         Bank borrowings (continued)

The term loan is repayable as follows:
	2009	2008
	AED	AED

Within one year	11,082,329	4,522,847
In the second year	6,911,740	7,268,900
In the third to fifth year	18,377,672	22,437,987

	36,371,741	34,229,734

In 2007, the Company obtained an 8-year loan facility from a local bank of AED 43.25 million to finance the purchase of equipment and vehicles and construction of the simulation project. The repayment commenced 3 months after a 2 year initial grace period.  The loan carries interest at 3 months EBOR plus 3% per annum, subject to a minimum rate of 8.5%.

The loan is secured by the following:

-	First degree commercial mortgage in favour of the bank to be concluded upon the completion of the project over the Company’s assets;
-	Assignment of the standby LC for US$ 2,110,000 received from GSE Power Systems, Inc. under the simulators supply contract;
-	Assignment of all contracts payments from prospective clients in favour of the bank;
-	Post dated cheques covering installments with fixed date and amount in favour of the bank;
-	Corporate guarantees on joint and several basis from the shareholders; and
-	Endorsement of the insurance policies over the Company’s assets to the bank as first loss payee.

The bank has initiated amendments to the terms of the loan and a mortgage agreement has been issued to the Company, which include a provision that the bank has the right to cancel the loan at anytime and the Company agrees in advance without any condition.  The Company has not yet accepted and signed the  mortgage agreement.  The Company is currently negotiating with the bank regarding the terms of the loan.

11          Related parties

The Company, in the ordinary course of business, entered into transactions at agreed terms and conditions, with companies, entities or individuals that fall within the definition of related party as defined in IAS 24: Related Party Disclosures. Related parties comprise the Company’s major shareholders, directors and entities related to them, companies under common ownership and/or common management and control, their partners and key management personnel.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

11          Related parties (continued)

Advances from shareholders at the end of the reporting period comprise:

	2009	2008
	AED	AED

Al Qudra Holding P.J.S.C.	22,321,313	-
Center of Excellence for Applied Research and Training	10,991,157	-
GSE Power Systems, Inc.	3,529,512	-

	36,841,982	-

Advances from shareholders have no fixed terms of repayment.  The amount will not be called for repayment within twelve months of the statement of financial position date and accordingly has been considered as a non-current liability.

Due to related parties at the end of the reporting period comprise:
	2009	2008
	AED	AED

Al Qudra Holding P.J.S.C.	-	20,467,301
Center of Excellence for Applied Research and Training	-	9,275,646
GSE Power Systems, Inc.	2,012,528	3,479,513
Al Qudra General Trading L.L.C.	1,570,800	-
Al Qudra Education L.L.C.	1,219,065	-

	4,802,393	33,222,460

Significant transactions with related parties comprise:
	2009	2008
	AED	AED

Purchase of property, plant and equipment	2,012,528	13,115,753

Advances received	6,409,387	14,106,888

Key management compensation	1,348,735	1,290,907

In the prior years, Company had an agreement with GSE Power Systems, Inc. for the supply of hardware, software, firmware, technical data and other services for the simulation based training center.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

12          Loss for the year

Loss for the year is arrived at after charging:
	2009	2008
	AED	AED

Staff costs	3,343,612	2,852,418

Amortisation of intangible assets	4,425	3,921

Depreciation of property, plant and equipment	14,854,375	160,994

Impairment loss on property, plant and equipment	6,992,146	-

13         Capital commitments

Capital expenditure contracted for but not yet incurred as of 31 December 2009 amount to AED 3,889,988 (2008: AED 5,894,496).

14         Financial instruments

14.1      Capital risk management

The Company manages its capital to ensure it will be able to continue as a going concern while maximising the return on equity.  The Company does not have a formalised optimal target capital structure or target ratios in connection with its capital risk management objective. The Company’s overall strategy remains unchanged from 2008.

14.2      Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the financial statements.

14.3      Financial risk management objectives

The Company is exposed to credit risk, interest rate risk and liquidity risk related to its financial liabilities. The Company’s risk management policies are derived from the parent company’s policies. The Company does not enter into or trade in financial instruments, investment in securities, including derivative financial instruments, for speculative or risk management purposes.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

14         Financial instruments (continued)

14.4      Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company, and arises principally from the Company’s trade and other receivables and bank balances. The Company has adopted a policy of only dealing with creditworthy counterparties, for whom the credit risk is assessed to be low. The Company attempts to control credit risk by monitoring credit exposures, limiting transactions with specific non-related counter-parties, and continually assessing the creditworthiness of such non-related counter-parties. Balances with banks are assessed to have low credit risk of default since these banks are highly regulated by the central bank.

Concentration of credit risk arise when a number of counter-parties are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentration of credit risk indicates the relative sensitivity of the Company’s performance to developments affecting a particular industry or geographic location. As stated in Note 7, all of the outstanding trade receivables are due from Total Tractebel Emirates O&M Company, the Company’s sole customer. All balances with banks represent balances with local commercial banks.

The amount that best represents maximum credit risk exposure on financial assets at the financial position date, in the event counter parties fail to perform their obligations generally approximates their carrying value. Trade and other receivables and balances with banks are not secured by any collateral.

14.5      Interest rate risk

The Company is exposed to interest rate risk as the Company borrow funds at floating interest rates.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in Note 14.6 on liquidity risk.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for interest bearing financial instruments at the end of the reporting period.  The analysis is prepared assuming the amount of liability outstanding at the end of the reporting period was outstanding for the whole year.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Company’s loss for the year would decrease/increase by AED 181,859 (2008: decrease/increase by AED 171,149).

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

14          Financial instruments (continued)

14.6      Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its funding requirements.

The table below summarises the maturity profile of the Company’s significant financial liabilities. The contractual maturities of the financial liabilities have been determined on the basis of the remaining period at the statement of financial position date to the contractual maturity date. The maturity profile is monitored by management to ensure adequate liquidity is maintained. The maturity profile of the liabilities at the end of the reporting period based on contractual repayment arrangements was as follows:

	Effective interest	Less than 3 months	3 months to 1 year	1 year to 5 years	Total
2009:	rate	AED	AED	AED	AED
Financial liabilities
Non-interest bearing Instruments		5,132,310	-	36,841,982	41,974,292
Variable interest rate instruments	Note 10	882,365	10,199,964	25,289,412	36,371,741

		6,014,675	10,199,964	62,131,394	78,346,033

	Effective interest	Less than 3 months	3 months to 1 year	1 year to 5 years	Total
2008:	Rate	AED	AED	AED	AED
Financial liabilities
Non-interest bearing Instruments		557,085	33,222,460	-	33,779,545
Variable interest rate instruments	Note 10	1,549,202	2,973,645	29,706,887	34,229,734

		2,106,287	36,196,105	29,706,887	68,009,279

14.7      Foreign currency risk

The Company does not have any significant exposure to foreign currency risk as most of its assets and liabilities are denominated in UAE Dirhams or in US Dollars, the latter being pegged to the UAE Dirhams.

EMIRATES SIMULATION ACADEMY L.L.C.

Notes to the financial statements
for the year ended 31 December 2009 (continued)

14          Financial instruments (continued)

14.8      Fair value of financial instruments

Management considers that the fair values of financial assets and financial liabilities in the financial statements approximate their carrying amounts.

15          Date of authorisation for issue

These financial statements were approved by the Board of Directors and authorised for issue on 19 May 2010.